OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-38622

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: THINKEQUITY LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17 STATE STREET, 41ST FLOOR
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ALAN KRIM	516-526-1586	akrim@think-equity.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grassi Advisors & Accountants
(Name – if individual, state last, first, and middle name)

360 MADISON AVE., 7TH FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

October 22, 2003	606
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Baquet, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of THINKEQUITY LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SABRINA J MOHAMMED
Notary Public - State of New York
NO. 01MO6439463
Qualified in Queens County
My Commission Expires Aug 29, 2026

Signature: [signature]

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THINKEQUITY LLC

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTER PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

THINKEQUITY LLC

DECEMBER 31, 2024

TABLE OF CONTENTS



GRASSI

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Managing Members of
ThinkEquity LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ThinkEquity LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of ThinkEquity LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

We have served as ThinkEquity LLC's auditors since 2020.

New York, New York
February 26, 2025

360 MADISON AVENUE, 7TH FLOOR, NEW YORK, NY 10017
P: 212.661.6166 • F: 212.755.6748 • GRASSIADVISORS.COM

THINKEQUITY LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	39,836,745
Deposits with clearing organizations		6,130,096
Due from broker-dealers		3,741,893
Forgivable loans		148,111
Right-of-use asset		7,860,480
Due from agencies		68,110
Funds held in escrow		25,000
Prepaid expenses		327,617
Security deposits		539,161
Total assets	**$**	**58,677,213**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	7,891,508
Deferred revenue		777,414
Commissions payable		3,919,541
Operating lease liability		8,973,366
Total liabilities	**$**	**21,561,829**

Commitments and contingencies

Members' equity		37,115,384
Total liabilities and members' equity	**$**	**58,677,213**

The accompanying notes are an integral part of this financial statement

Note 1 – Organization and Nature of Business

ThinkEquity LLC (the "Company"), formerly known as Fordham Financial Management, Inc., is a broker-dealer registered with the United States Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Effective August 16, 2021, Fordham Financial Management, Inc. converted from a Colorado corporation into a Delaware limited liability company changing its name to ThinkEquity LLC. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements and investment banking.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker and promptly transmit all customer funds and securities to clearing broker dealer. The clearing broker-dealer carries all the accounts of customers and maintains all related books and records as are customarily kept by a clearing broker-dealer.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to accounting principles generally accepted in the United States of America ("U.S. GAAP") in these notes are to the FASB Accounting Standards Codification, sometimes referred to as the "Codification" or "ASC."

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using a straight line approach using estimated useful lives of five to seven years. Major additions and improvements are capitalized, and repairs and maintenance are charged to operations as incurred. All property and equipment was fully depreciated as of December 31, 2018, and there were no purchases of property and equipment during the year ended December 31, 2024.

Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

THINKEQUITY LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2024

Note 3 – Receivable from Clearing Broker/Securities Held at Broker

The Company conducts business and clears its proprietary and customer transactions through one clearing broker on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

Note 4 – Commitments and Contingencies

Lease commitments

In accordance with FASB ASC Topic 842, Leases ("ASC Topic 842"), the Company recognizes its right-of-use assets and the corresponding lease liabilities at the lease commencement date based on the present value of lease payments over the life of the lease term. In determining the present value of lease payments, the Company uses the rate implicit in the lease if it is readily determinable, a borrowing rate based on similar debt, or a risk-free rate for a period comparable to the lease term to discount the lease payments to present value. The Company has elected to use the risk-free rate by class of underlying asset as a practical expedient. However, if any of the Company's leases contain an implicit interest rate, that rate is used to determine the present value of those lease payments. The Company considers the lease term to be the non-cancellable period that it has the right to use the underlying asset, including all periods covered by an option to (1) extend the lease, if the Company is reasonably certain to exercise the option, (2) terminate the lease, if the Company is reasonably certain not to exercise that option, and (3) extend or not to terminate the lease, in which exercise of the option is controlled by the lessor.

In accordance with ASC Topic 842, the Company, at the inception of the contract, evaluates if an arrangement is or contains a lease and thus recognizes a right-of-use asset and the corresponding lease liability. The Company's right-of-use assets and lease liabilities relate to the rental of office space. The Company recognizes right-of-use assets and lease liabilities for leases with terms of greater than 12 months.

Leases are classified either finance or operating leases. For operating leases, the lease liability is initially and subsequently measured at the present value of the future payments at the lease commencement date. For finance leases, the lease liability is initially measured in the same manner and is subsequently measured similar to financed purchases, with interest expense recorded in connection with the lease liability. The classification between operating and finance leases determines whether lease expenses are recognized based on an effective interest method or on a straight-line basis, respectively, over the term of the lease. Lease payments included in the measurement of the lease liability comprise a fixed payment owed over the lease term.

The right-of-use assets asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any incentives received. Right-of-use assets under finance leases are amortized on a straight-line basis over the lease term. Right-of-use assets for operating and finance leases are periodically reduced by impairment losses.

The Company monitors for events or changes that can require a reassessment of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding right-of-use asset unless doing so would reduce the carrying amount of the right-of-use asset to an amount less than zero.

Operating lease right-of-use assets are presented as operating lease right-of-use assets on the statement of financial condition. The Company has no finance leases and no related party leases.

The Company's right-of-use assets and lease liabilities primarily relate to its noncancelable operating lease obligations for the rental of office space. Generally, leases covering office space include renewal options and are subject to rent escalations based on increased operating costs and real estate taxes. Lease components in the Company's leases are accounted for following the guidance in ASC Topic 842 for the capitalization of long-term leases. At December 31, 2024, the lease liability is equal to the present value of the remaining lease payments, discounted using the risk-free rate.

THINKEQUITY LLC.

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2024

Note 4 – Commitments and Contingencies (Continued)

Lease Commitments (Continued)

The Company's right-of-use assets and lease liabilities primarily relate to its noncancelable operating lease obligations for the rental of office space. Generally, leases covering office space include renewal options and are subject to rent escalations based on increased operating costs and real estate taxes. Lease components in the Company's leases are accounted for following the guidance in ASC Topic 842 for the capitalization of long-term leases. At December 31, 2024, the lease liability is equal to the present value of the remaining lease payments, discounted using the risk-free rate.

For the year ending December 31, 2024 was as follows:

Lease cost:	
Operating lease cost	$ 978,963
Variable lease cost	151,251
Total lease cost	$ 1,130,214
Other information:	
Cash paid for amounts in the measurement of lease liabilities:	
Operating cash flows from operating leases	$ 977,939
Weighted average remaining lease term:	
Operating leases	8 Years
Weighted average discount rate:	
Operating leases	2%

Future minimum lease payments and reconciliation to the statement of financial condition at December 31, 2024 are as follows:

Years ending December 31,	Operating Leases
2025	$1,132,014
2026	1,164,069
2027	1,204,570
2028	1,245,168
2029	1,248,617
Thereafter	3,765,353
Total future minimum undiscounted least payments	$9,759,791
Less: amount representing interest	786,425
Total operating lease liability	$8,973,366

THINKEQUITY LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2024

Note 4 – Commitments and Contingencies (Continued)

Indemnifications and Contingencies

In the ordinary course of business, the Company has been named as a defendant in legal and regulatory proceedings, as well as exams, investigations, and similar reviews by governmental and self-regulatory agencies. These legal and regulatory proceeding could give rise to potential injunctions, judgments, settlements, fines and/or penalties. The Company typically includes an indemnification clause with all of its investment banking clients. The Company recognizes a liability for a contingency in accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

As of the date of the financial statements, the Company has not had any matters which have required the Company to determine a loss to be probable and reasonably estimable; accordingly, no such adjustments have been made in the Company's accompanying financial statements. The Company believes that any pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews will not have a material adverse effect on its results of operations, cash flows or financial condition

Brokerage activities

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill its contractual obligation.

Note 5 – Forgivable Loans

The Company extended credit ("forgivable loans") to new advisors in 2024 in the form of signing bonuses and commission advances. The decision to extend credit to advisors is generally based on the advisor's ability to generate future commissions. These advances are forgivable over the terms of the advisor agreement provided the advisor remains licensed through the Company for a period of time. At December 31, 2024, $148,111 of extended credit is forgivable.

THINKEQUITY LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2024

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $35,280,554, which was $34,367,130 in excess of its required net capital of $913,424. The Company's aggregate indebtedness to net capital ratio was 0.3884 to 1 at December 31, 2024.

Certain advances, dividend payments and other equity withdrawals are restricted by the provisions of the rules of the SEC.

Under the arrangements with the clearing broker-dealer, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements.

Note 7 – Concentrations and Credit Risks

The Company clears its securities transactions through a major financial services firm. These activities may expose the Company to off-balance-sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

The Company maintains its cash balances in various commercial banks which, at times, can exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000 per depositor. At December 31, 2024, the Company's cash balances held at the commercial banks exceeded the FDIC limit. The Company has not experienced any losses in such accounts, and these accounts currently exceed the FDIC limit by $39,170,350 as of December 31, 2024.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of the clearing organizations receivable. The Company has cash on deposit with a clearing organization. The amount of credit risk associated with the deposits with the clearing organization is approximately $5,405,096 and is reflected in the statement of financial condition.

Note 8 – Subsequent Events

The Company has evaluated subsequent events through February 26, 2025, the date the financial statements were available to be issued. During this period, there were no material subsequent event requiring disclosure.